20009125

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJ Bender & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 West Paces Ferry Road Suite 2195
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender, III 404-861-1030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DR

OATH OR AFFIRMATION

I, Theodore J. Bender, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJ Bender & Company, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA ROPER
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires August 28, 2021

T Bender
Signature

Managing Director
Title

Paula Roper
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJ BENDER & COMPANY, INC.

Financial Statements with
Report of Independent
Registered Public Accounting
Firm

For the Year Ended
December 31, 2019

Page

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TJ Bender & Company, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TJ BENDER & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets

Assets		
Cash	$	17,378
Prepaid Expenses	$	4,805
Office Equipment (less accumulated depreciation of $1,144)	$	2,670
Leasehold Improvements (less accumulated depreciation of $1,653)	$	1,847
Accounts Receivable	$	1,563
Right to Use Asset	$	50,051
Total Assets	$	78,314

Liabilities and Member's Equity

Liabilities		
Accounts Payable	$	12,419
Lease Liability	$	51,773
Total Liabilities	$	64,192
Member's Equity	$	14,122
Total Liabilities and Member's Equity	$	78,314

See accompanying notes.

TJ BENDER & COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
Retainer Fees	$	2,000
Reimbursements	$	1,563
Total Revenue	$	3,563
Operating Expenses		
Occupancy	$	45,274
Technology, Data and Communications	$	31,619
Other Expenses	$	91,620
Total Operating Expenses	$	168,513
Net Loss	$	(164,950)

See accompanying notes.

TJ BENDER & COMPANY
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, January 1, 2019	$	14,278
Capital Distributions	$	(2,124)
Capital Contributions	$	166,918
Net Loss	$	(164,950)
Balance, December 31, 2019	$	14,122

See accompanying notes.

TJ BENDER & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:		
Net Loss		
Adjustments to reconcile net loss to net cash used by operating activities:	$	(164,950)
Changes in assets and liabilities:		
Prepaid Expenses	$	5,750
Accounts Receivable	$	(1,563)
Right to Use Asset	$	(50,051)
Depreciation	$	1,929
Accounts Payable	$	10,195
Lease Liability	$	51,773
Net cash used by operating activities:	$	(146,917)
Cash Flows from Financing Activities:		
Capital Contributions	$	166,918
Capital Distributions	$	(2,124)
Net cash provided by financing activities:	$	164,794
NET INCREASE IN CASH	$	17,877
Cash as of January 1, 2019	$	(500)
Cash as of December 31, 2019	$	17,378

See accompanying notes.

TJ BENDER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Description of Business
TJ Bender & Company, Inc. (the "Company") was organized in the State of Georgia on August 4, 2017. The Company was approved for membership as a broker-dealer with FINRA and with the Securities & Exchange Commission on April 10, 2018. The Company was organized to provide mergers and acquisitions advisory services and raise capital as private placement agent. TJ Bender & Company, Inc. is 100% owned by Theodore J. Bender, III.

Basis of Accounting
The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
The Company maintains its cash deposit at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition
The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP. (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success fee revenue upon completion of a success fee-based transaction. In addition, retainer revenue is recognized when the Company satisfies performance obligations by transferring the promised services to its customers. The Company's performance obligations are satisfied at a point in time when the Company has determined that the customer obtains control over the promised services. The amount of retainer revenue recognized upon the fulfillment of the aforementioned performance obligations without the consummation of a success fee-based transaction was $2,000 as depicted on the accompanying statement of operation.

Income Taxes
The Company's loss is reported on the owner's tax return. The Company is a Subchapter S corporation.. Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) Accounting for Income Taxes.

Factors Affecting Operations
For the year ending December 31, 2019, the Company earned nominal revenue and incurred a net loss and negative cash flows from operating activities.

To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2020. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. Theodore J. Bender, III has represented that he remains committed to funding TJ Bender & Company, Inc. as needed to ensure the Company's ability to remain a going concern through at least March 2021.

Subsequent Events
Subsequent events were evaluated through the date of the financial statements were issued.

Net Capital Requirement
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $3,237 which was below the minimum net capital requirement of $5,000. The Company's net capital deficit as of December 31, 2019 was ($1,763). The Company's ratio of aggregate indebtedness to net capital, both as defined, was 436.86 to 1.0.

On January 8, 2020, Theodore J. Bender, III contributed $20,000 to the Company. The Company believes that it became compliant with its net capital requirements on January 8, 2020.

Contingencies
The Company is subject to claims and litigation in the normal course of business. The Company is not subject to any lawsuits, arbitrations, or other legal matters at December 31, 2019.

Lease Accounting
The Company has a lease for office premises that expires in February 2021. The Company classifies the lease as an operating lease.

Amounts reported on the balance sheet as of December 31, 2019 were as follows:

Right of Use Asset	$50,051
Lease Liability	$51,773

Total rent expense for the period ending December 31, 2019 was $43,224.

Other information related to leases as of December 31, 2019 was as follows:

Discount Rate	5.0%

Maturities of lease liabilities under the premises lease as of December 31, 2019 are as follows:

2020	$45,545
2021	7,286
Minimum lease payments	52,831
(Less imputed interest)	(2,780)
Unamortized balance of lease incentives	1,722
Total	51,773

TJ BENDER & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2019

Computation of Net Capital		
Total Member's Equity	$	14,122
Deduction for Non-Allowable Assets		
Prepaid Expenses	$	4,805
Fixed Assets	$	4,517
Accounts Receivable	$	1,563
Net Capital	$	3,237
Aggregate Indebtedness		
Accounts Payable	$	12,419
Lease Liability in Excess of Right to Use Asset	$	1,722
	$	14,141
Minimum Net Capital Requirement		
Net Capital	$	3,237
Minimum Net Capital To Be Maintained (Greater of $5,000 or 6 2/3% of Total Aggregate Indebtedness)	$	5,000
Net Capital Deficit	$	(1,763)
Percentage of Aggregate Indebtness to Net Capital		437%

RECONCILIATION WITH COMPAN'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no material difference between the preceding computation and the Company's net capital reported in the Part IIA of the amended unaudited X-17A-5 as of December 31, 2019.

TJ BENDER & COMPANY, INC.
SCHEDULE II
OTHER INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019

A) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2019

The Company has not had any subordinated liabilities.

B) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchnage Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchnage Act of 1934,

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) TJ Bender & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TJ Bender & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) TJ Bender & Company, Inc. stated that TJ Bender & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TJ Bender & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TJ Bender & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

TJ BENDER & COMPANY, INC.
SEC Rule 15c3-3 Exemption

TJ Bender & Company, Inc. (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2019. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, Theodore J. Bender, III, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

T Bender

Theodore J. Bender, III
CFO